NO ACT

DC
1-30-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08023933

Received SEC
JAN 30 2008
Washington, DC 20549

January 30, 2008

Kimberly L. Wilkinson
Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA 94111-6538

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/30/2008

Re: Safeway Inc.

Dear Ms. Wilkinson:

This is in regard to your letter dated January 29, 2008 concerning the shareholder proposal submitted by the Adrian Dominican Sisters and the Dominican Sisters of Springfield, Illinois for inclusion in Safeway's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Safeway therefore withdraws its January 7, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Margaret Weber
Coordinator of Corporate Responsibility
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, MI 49221-1793

Sister Linda Hayes, OP
Dominican Sisters of Springfield, IL
Sacred Heart Convent
1237 West Monroe Street
Springfield, IL 62704

PROCESSED
FEB 06 2008
THOMSON
FINANCIAL

505 Montgomery Street, Suite 2000
San Francisco, California 94111-6538
Tel: +1.415.391.0600 Fax: +1.415.395.8095
www.lw.com

LATHAM&WATKINS LLP

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January 7, 2008

VIA OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Safeway Inc. 2008 Annual Meeting: Omission of Shareholder Proposal by the Adrian Dominican Sisters and the Dominican Sisters of Springfield Illinois Pursuant to Rule 14a-8**

Ladies and Gentlemen:

We are writing on behalf of Safeway Inc., a Delaware corporation ("Safeway"), to notify the staff of the Division of Corporation Finance (the "Staff") of Safeway's intention to exclude a shareholder proposal and supporting statement from Safeway's proxy materials for its 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials"). The Adrian Dominican Sisters (the "Sponsor") submitted a proposal and its supporting statement (collectively, the "Original Proposal") and submitted a revised proposal and its supporting statement (collectively, the "Proposal") and the Dominican Sisters of Springfield Illinois (the "Co-Sponsor" and, together with the Sponsor, the "Proponents") submitted a request to co-sponsor both the Original Proposal and the Proposal.

In accordance with Rule 14a-8(j), we have enclosed six copies of (a) this letter, (b) copies of the Sponsor's letter submitting the Original Proposal and the Co-Sponsor's letter requesting to co-sponsor the Original Proposal (attached as Exhibit A), (c) copies of the Sponsor's letter submitting the Proposal and the Co-Sponsor's letter requesting to co-sponsor the Proposal (attached as Exhibit B), (d) copies of Safeway's notice of procedural defect letter sent to the Sponsor on December 11, 2007 and notice of procedural defect letter sent to the Co-Sponsor on December 13, 2007 (attached as Exhibit C) and (e) a copy of the shareholder proposal submitted by the Office of the Comptroller of New York City for inclusion in the 2008 Proxy Materials (attached as Exhibit D). By a copy of this submission, we notify the Proponents on behalf of Safeway of Safeway's intention to omit the Proposal from its 2008 Proxy Materials. Pursuant to

Rule 14a-8(j), this letter is being submitted to the Staff not fewer than 80 days before Safeway intends to file its definitive 2008 Proxy Materials with the Commission.

The Proposal.

Safeway received a letter from the Sponsor, dated November 29, 2007, and a letter from the Co-Sponsor, dated December 3, 2007, each containing the following proposal (the "Original Proposal"):

> "**RESOLVED:** Shareholders request that the Board of Directors report to shareholders by December 2008 on measures taken to ensure the long-term sustainability and security of our company's product supply chain, including:
>
> - Strategies to significantly reduce waste, energy and water use throughout the supply chain;
> - Resource conservation programs and pollution prevention measures for the full product life-cycle;
> - Labeling products for country of origin and presence of genetically modified ingredients; and
> - Safety testing and systems to ensure identity preservation and traceability 'from farm to fork.'"[1]

As discussed below, in response to notice of defect letters sent by Safeway to the Proponents, Safeway received a letter from the Sponsor, dated December 17, 2007, and a letter from the Co-Sponsor, dated December 20, 2007, each containing the following revised proposal (the "Proposal"):

> "**RESOLVED:** Shareholders request that the Board of Directors report to shareholders by December 2008 on measures taken to ensure the long-term sustainability and security of our company's product supply chain, including:
>
> - Resource conservation programs and pollution prevention measures for the full product life-cycle; and
> - Safety testing and systems to ensure identity preservation and traceability 'from farm to fork.'"[2]

We respectfully request on behalf of Safeway confirmation that the Staff will not recommend any enforcement action if the Proposal is omitted from Safeway's 2008 Proxy Materials.

---

1 We have attempted to reproduce the Original Proposal as it appears in the original. Please see Exhibit A for an exact copy.

2 We have attempted to reproduce the Proposal as it appears in the original. Please see Exhibit B for an exact copy.

Reasons That the Proposal May be Omitted from Safeway's 2008 Proxy Materials

1. Rule 14a-8(c) and Rule 14a-8(f)(1) -- The Proposal contains multiple proposals to be voted on by Safeway's shareholders.

Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal from the company's proxy materials if the company notifies the shareholder within 14 days that the shareholder's proposal has procedural or eligibility deficiencies, and the shareholder fails to cure the procedural or eligibility deficiencies within 14 days after the shareholder receives the company's notice. Relying on these rules, the Staff has consistently taken the position that a company may exclude a shareholder proposal when a shareholder submits more than one proposal and does not reduce the number of proposals to one following notice from the company. *See, e.g., AmerInst Insurance Group, Ltd.* (April 3, 2007) (multi-part proposal to remove voting rights from certain shares, discontinue funding of certain initiatives, sell a particular business venture and replace monies invested in such venture exceeded the one proposal limitation); *Compuware Corp.* (July 3, 2003) (proposals to have CEO reimburse the company for life insurance premiums, use competitive bidding for printing contracts, terminate promotional contracts, have the CEO devote 100% of his time to increasing sales and profitability, and make more frequent press releases and 8-K filings were excludable because the proponent exceeded the one proposal limitation); *BostonFed Bancorp, Inc.* (March 5, 2001) (proposals to alter charter and bylaws to remove restrictions relating to shareholder meetings, voting, actions by written consent, and remove provisions relating to election of classified board deemed to be more than one proposal); and *American Electric Power Co., Inc.* (January 2, 2001) (multi-part proposal that the proponent claimed all related to "corporate governance" deemed to be multiple proposals).

The Original Proposal submitted by the Proponents contained multiple separate shareholder proposals. Accordingly, Safeway sent a letter dated December 11, 2007 to the Sponsor, and sent a letter dated December 13, 2007 to the Co-Sponsor, which informed the Proponents of the "one proposal" requirement of Rule 14a-8(c) and indicated that the Proponents should correct the deficiency in the Original Proposal to comply with Rule 14a-8(c) within 14 days of their receipt of Safeway's letters. *See* Exhibit C. In addition, Safeway enclosed with its letters copies of Rule 14a-8. Safeway's December 11 and December 13 letters were sent via certified mail, return receipt requested. *See* Exhibit C. Specifically, the December 11 and December 13 letters notified the Proponents that the Original Proposal bundled together five separate proposals which would direct the Board of Directors of Safeway to: (i) report on strategies to significantly reduce waste, energy and water use throughout the supply chain; (ii) report on resource conservation programs and pollution prevention measures for the full product life-cycle; (iii) report on labeling products for country of origin; (iv) report on labeling products for presence of genetically modified ingredients; and (v) report on safety testing and systems to ensure identity preservation and traceability "from farm to fork." *See* Exhibit C.

In response to the December 11 and December 13 letters, Safeway received a letter from the Sponsor, dated December 17, 2007, and a letter from the Co-Sponsor, dated December 20, 2007, each containing the Proposal, which revised and supersedes the Original Proposal. *See*

Exhibit B. Although the Proponents eliminated three of the five proposals contained in the Original Proposal, the Proposal still contains two separate proposals which would direct the Board of Directors of Safeway to report to shareholders by December 2008 on measures taken to ensure the long-term sustainability and security of the Company's product supply chain, including: (i) reporting on resource conservation programs and pollution prevention measures for the full product life-cycle and (ii) reporting on safety testing and systems to ensure identity preservation and traceability "from farm to fork." *See* Exhibit B. It is now past the 14 days time period following the Sponsor's receipt of Safeway's December 11 letter and the Co-Sponsor's receipt of Safeway's December 13 letter, during which the Proponents were required to cure the procedural deficiencies in the Original Proposal to comply with Rule 14a-8(c). Because the Proposal does not reduce the number of proposals contained in the Original Proposal to one in compliance with Rule 14a-8(c), the Proponents have failed to submit a corrected proposal, complying with Rule 14a-8(c), within the time frame required under Rule 14a-8(f)(1).

Under certain circumstances, the Staff has taken the position that multiple proposals will be deemed to constitute one proposal if they are closely related and essential to a single, well-defined unifying concept. *See* SEC Release No. 2412,999 (November 22, 1976) and *Computer Horizons Corp.* (Apr. 1, 1993) (multiple elements of a proposal deemed to all relate to the concept of elimination of takeover defenses). However, the Staff has agreed with the exclusion of shareholder proposals comprised of multiple parts even though the parts seemingly addressed one general concept. *See, e.g., American Electric Power Co., Inc.* (January 2, 2001) (multi-part proposal that the proponent claimed all related to "corporate governance" deemed to be multiple proposals). The two proposals contained in the Proposal are separate and distinct. The first proposal seeks to direct the Board of Directors of Safeway to report on resource conservation programs and pollution prevention measures for the full product life-cycle, which relates to the environmental impact of Safeway's operations. The second proposal seeks to direct the Board of Directors of Safeway to report on safety testing and systems to ensure identity preservation and traceability "from farm to fork," which relates to the identification, tracking and safety of products throughout Safeway's supply lines. Although the Proponents attempt to bundle these separate proposals together by entitling the Proposal "Food Supply Chain *Security and Sustainability*" (emphasis added), these proposals do not relate to a single, well-defined unifying concept. They each address clearly distinct issues; the first focusing on environmental impact analyses and the second focusing on the tracking and safety of products throughout the supply chain. A shareholder might well wish to vote differently as to each of these proposals, but would be unable to do so if they were allowed to be treated as one proposal.

Based on the foregoing, Safeway respectfully requests that the Staff concur that Safeway may exclude the Proposal under Rule 14a-8(f)(1) because the Proponents did not timely or satisfactorily narrow the submission to contain only one proposal as required by Rule 14a-8(c).

2. Rule 14a-8(i)(11) -- Assuming, *arguendo*, that the multiple proposals contained in the Proposal are deemed to be "closely related and essential to a single, well-defined unifying concept," the Proposal may be excluded because it substantially duplicates a previously submitted proposal that will be included in the 2008 Proxy Materials.

Under Rule 14a-8(i)(11), a proposal may be omitted "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." In considering whether proposals are substantially duplicative, the Staff has consistently taken the position that proposals do not have to be identical in scope to be excluded under Rule 14a-8(i)(11). Rather, the Staff has considered whether the principal thrust or focus of the proposals is the same. If so, the Staff has permitted the omission of proposals that differ somewhat as to terms and scope. *See, e.g., USG Corp* (January 11, 2000) (proposal requesting that the board of directors redeem the outstanding rights under its shareholder rights agreement and not institute any other form of "poison pill" substantially duplicative of a previously submitted proposal which would require the company to redeem or cancel its existing shareholder rights agreement and prohibit any new such rights agreement from becoming effective without shareholder approval); *UAL Corporation* (March 11, 1994) (proposal recommending a policy of secret ballot voting substantially duplicative of a proposal recommending a policy of confidential voting that would be suspended in the case of a proxy contest where non-management groups have access to voting results); *Pinnacle West Capital Corporation* (March 16, 1993) (proposal to tie any bonuses to the amount of dividends paid to shareholders substantially duplicative of a proposal to terminate all bonuses until a dividend of a least $ 1.00 per share is paid); and *Masco Corporation* (March 27, 1992) (proposal requesting that the board amend the bylaws to provide that the board consist of a majority of independent directors substantially duplicative of an earlier proposal which by its terms provided for the adoption of a bylaw that would require a majority of the directors nominated by the board to be independent).

The rationale behind the "principal thrust or focus" concept is that the presence in one proxy statement of multiple proposals that address the same issue in different terms creates the risk that, if the shareholders approve each of the proposals, the board of directors would not be left with a clear expression of shareholder intent on the issue. Thus, while Rule 14a-8(i)(11) protects shareholders from the confusion caused by substantially duplicative proposals, it also protects the board from being placed in a position where it may be unable to properly determine the shareholders' will because the terms of such proposals are different, even though the subject matter is identical. *See, e.g., Centerior Energy Corp.* (February 27, 1995) (proposals relating to (1) freezing executive compensation, (2) reducing executive compensation and eliminating executive bonuses, and (3) freezing annual executive salaries and eliminating bonuses were "substantially duplicative" of a previous proposal placing ceilings on executive compensation, tying future executive compensation to future company performance, and eliminating bonuses and stock options); and *Union Camp Corp.* (January 24, 1990) (multiple proposals requesting the company to withdraw investments in South Africa were substantially duplicative even though one proposal also included "specific steps in implementing" the request).

Before Safeway received the Original Proposal and the Proposal, the Office of the Comptroller of New York City submitted to Safeway the following proposal (the "Sustainability Proposal"), by letter dated November 7, 2007, for inclusion in the 2008 Proxy Materials:

> "**RESOLVED:** Shareholders request that the Board of Directors issue a report to shareholders, by December 31, 2008, at reasonable cost and

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omitting proprietary information, on the Company's sustainability policies and performance, including multiple, objective statistical indicators." [3]

If the multiple proposals contained in the Proposal are deemed to be one proposal, then Safeway believes that the Proposal substantially duplicates the Sustainability Proposal because both proposals have the same principal thrust or focus. Each of the proposals requests, in essence, that the Board of Directors of Safeway issue a sustainability report to shareholders. The Sustainability Proposal, titled "Sustainability Report," requests that the Board of Directors of Safeway issue a report to shareholders on Safeway's sustainability policies and performance, and the supporting statement to this proposal recommends that the content of the report contains "direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility." *See* Exhibit D. Similarly, the Proposal, titled "Food Supply Chain Security and Sustainability," requests that the Board of Directors of Safeway issue a report to shareholders on Safeway's measures taken to ensure the long-term sustainability and security of Safeway's product supply chain, focusing on conservation programs, pollution prevention, safety testing and systems to ensure identity preservation and traceability of products in the supply chain. *See* Exhibit B. The Proposal's request to report on "resource conservation programs and pollution prevention measures" substantially duplicates the Sustainability Proposal's request to report on "environmental conditions" and the Proposal's request to report on "safety testing and systems to ensure identity preservation and traceability 'from farm to fork'" substantially duplicates the Sustainability Proposal's request to report on "product responsibility." *See* Exhibit B and Exhibit D. If the Staff does not agree that the Proposal consists of two separate proposals, one that requests a report on the environmental impact of Safeway's operations and another that requests a report on tracking and safety of products throughout the supply chain, then Safeway believes that the Proposal substantially duplicates the Sustainability Proposal, which Safeway expects to include in the 2008 Proxy Materials. While the Proposal and the Sustainability Proposal are not identical in that they differ in the content that the proposed sustainability reports would include, both proposals include the request for a sustainability report by December 2008 as the "principle thrust or focus."

The Staff has agreed that proposals addressing the same subject matter in different terms and with broader or narrower scope of subject matter than a prior proposal may be excluded under Rule 14a-8(i)(11). *See, e.g., Constellation Energy Group, Inc.* (February 19, 2004) (proposal requesting performance and time-based restricted stock grants for senior executives in lieu of stock options substantially duplicates a broader prior proposal requesting a "Commonsense Executive Compensation" program including limitations on CEO salary, annual executive bonuses, form and amount of long-term equity compensation and severance agreements, as well as performance criteria); *Siebel Systems, Inc.* (April 15, 2003) (proposal urging use of performance-based options substantially duplicates a broader prior proposal requesting a policy defining portions of equity to be provided to employees and executives, requiring performance criteria for options, and holding periods for shares received); *Abbott Laboratories* (February 4, 2004) ("Commonsense Executive Compensation" proposal urging use

3 We have attempted to reproduce the Sustainability Proposal as it appears in the original. Please see Exhibit D for an exact copy.

of performance and time-based restricted shares in lieu of options, as well as a range of additional limitations on compensation and severance arrangements substantially duplicates a narrower prior proposal urging prohibition of executive options); and *General Electric Company* (January 22, 2003) (proposal requesting a report considering freezing executive salaries during layoffs, setting a ceiling on ratio of pay of executive officers to lowest paid employees, and seeking shareholder approval for executive severance exceeding two times salary substantially duplicates prior proposal requesting report comparing compensation of top executives and lowest paid workers).

Based on the foregoing, Safeway respectfully requests that the Staff concur that Safeway may exclude the Proposal under Rule 14a-8(i)(11) because it is substantially duplicative of the Sustainability Proposal, which Safeway received before it received the Original Proposal and the Proposal and which Safeway expects to include in the 2008 Proxy Materials.

3. Rule 14a-8(i)(3) and Rule 14a-9 -- Assuming, *arguendo*, that the Proposal is not substantially duplicative of the Sustainability Proposal, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is materially false or misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. The Staff has interpreted Rule 14a-8(i)(3) to permit the exclusion of a stockholder proposal that is vague, indefinite and therefore materially false or misleading if, "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B, published on September 15, 2004. The Staff has agreed that a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

The Proposal requests that "the Board of Directors report to shareholders by December 2008 on measures taken to ensure the long-term sustainability and security of our company's product supply chain" but the Proposal does not contain any guidelines with respect to how the report should be generated and delivered to shareholders. *See* Exhibit B. By contrast, the supporting statement contained in the Sustainability Proposal specifically recommends that that the Company use the Global Reporting Initiative's Sustainability Reporting Guidelines in preparing a sustainability report, which include guidelines on report content, including direct economic impacts, environmental and product responsibility, and are widely recognized and followed by numerous companies. *See* Exhibit D. If the Proposal is not substantially duplicative of the Sustainability Proposal, then the report requested pursuant to the Proposal is not a "sustainability" type of report and it is therefore unclear what type of report is actually being requested. Some shareholders may believe that the Proposal calls for a "sustainability" type of report while other shareholders may believe that any number of different types of reports are being requested by the Proposal. If the Proposal is included in the 2008 Proxy Materials and adopted, the actions taken by Safeway to implement the Proposal could be, and likely would be, significantly different from the actions envisioned by many, if not all, of the shareholders voting on the Proposal.

Based on the foregoing, if the Staff does not concur that Safeway may exclude the Proposal under Rule 14a-8(i)(11) because it is substantially duplicative of the Sustainability Proposal, then Safeway respectfully requests that the Staff concur that Safeway may exclude the Proposal under Rule 14a-8(i)(3) because it is materially false or misleading in violation of Rule 14a-9.

4. Rule 14a-8(b) and Rule 14a-8(f)(1) -- The Co-Sponsor did not provide the requisite proof of its continuous stock ownership in response to Safeway's request for that information.

We believe that Safeway may exclude the Co-Sponsor as a co-sponsor of the Proposal under Rule 14a-8(f)(1) because the Co-Sponsor did not substantiate its eligibility to submit the Original Proposal or the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder submits] the proposal." As mentioned above, the Co-Sponsor submitted its intention to co-sponsor the Original Proposal to Safeway by a letter dated December 3, 2007. Although that letter included two broker statements, both presumably from JPMorgan, the letter did not include the evidence required by Rule 14a-8(b) to demonstrate that the Co-Sponsor satisfied the eligibility requirements of Rule 14a-8(b). *See* Exhibit A. Moreover, Safeway confirmed that at that date the Co-Sponsor did not appear in the records of Safeway's stock transfer agent as a shareholder of record.

Accordingly, in Safeway's December 13 letter to the Co-Sponsor, in addition to notifying the Co-Sponsor of the "one proposal" requirement of Rule 14a-8(c), Safeway informed the Co-Sponsor of the eligibility requirements of Rule 14a-8(b), stated the type of documents that constitute sufficient proof of eligibility, and indicated that the Co-Sponsor should correct the deficiencies in the Original Proposal within 14 days of its receipt of Safeway's letter. *See* Exhibit C. In addition, Safeway enclosed with its letter a copy of Rule 14a-8. Safeway's December 13 letter was sent to the Co-Sponsor via certified mail, return receipt requested. *See* Exhibit C.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence that he or she has satisfied the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. Safeway strictly complied with the procedural requirements for delivering a notice of deficiency under Rule 14a-8. Within 14 days of Safeway's receipt of the Original Proposal, Safeway delivered its December 13 letter to the Co-Sponsor, which clearly stated:

- the ownership requirements of Rule 14a-8(b)(1);
- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b)(2)(i) and (ii); and
- that the Co-Sponsor's response had to be postmarked within 14 days after its receipt of Safeway's letter.

Safeway's letter also satisfied the standards set forth in Staff Legal Bulletin No. 14B ("SLB 14B"), published on September 15, 2004, clearly stating the information that the Co-Sponsor was required to supply. In SLB 14B, the Staff indicated that if a company cannot determine whether a shareholder proponent satisfies Rule 14a-8's ownership requirements, the company should request that the shareholder provide proof of ownership that satisfies Rule 14a-8's requirements. In that regard, SLB 14B indicates that companies should use language that tracks Rule 14a-8(b), which states that the proponent must prove its eligibility by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or
- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

As seen in Exhibit C, Safeway's December 13 letter contained this language, and thus provided the Co-Sponsor with appropriate notice regarding the ownership information that was required and the manner in which the Co-Sponsor must comply with the requirements of Rule 14a-8(b). SLB 14B also recommends that companies consider including a copy of Rule 14a-8 with such notice of defects, which Safeway did in its December 13 letter.

Notwithstanding the foregoing, the Co-Sponsor did not provide Safeway with the required evidence to demonstrate eligibility to submit, or co-sponsor, a proposal under Rule 14a-8(b) within the required period. It is now past the 14 days time period, following the Co-Sponsor's receipt of Safeway's December 13 letter, during which the Co-Sponsor was required to respond with such evidence of eligibility.

The two broker statements that the Co-Sponsor included in its December 3, 2007 letter submitting its co-sponsorship of the Original Proposal consisted of the following: (i) a statement, from an unnamed source, that states that "YOU BOUGHT" 110 shares of Safeway stock on October 3, 2005 and (ii) a statement from JPMorgan that shows that "Account Name: DOMINICAN" held 110 shares of Safeway stock for the "Statement Date: 10/01/2007 to 10/31/2007." *See* Exhibit A. These broker statements do not contain clear evidence that they even relate to stock holdings of the Co-Sponsor, the Dominican Sisters of Springfield Illinois. Even if it is assumed that they are the Co-Sponsor's statements, at best they provide evidence that the Co-Sponsor purchased 110 shares of Safeway stock on October 3, 2005 and that the

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Co-Sponsor held 110 shares of Safeway stock during the month of October 2007. In Staff Legal Bulletin No. 14 ("SLB 14"), published July 13, 2001, the Staff made clear under Section (C)(1)(c)(2) that a shareholder's monthly, quarterly or other periodic investment statements are not sufficient to demonstrate the required continuous ownership of securities and that "[a] shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal." Even if it is assumed that the broker statements included in the Co-Sponsor's December 3, 2007 letter do, in fact, relate to the Co-Sponsor's stock holdings, such statements are clearly insufficient as evidence to substantiate that the Co-Sponsor had owned the required amount of Safeway stock continuously for at least one year at December 3, 2007, the date the Co-Sponsor submitted its request to co-sponsor the Original Proposal.

On December 26, 2007, Safeway received a letter from the Co-Sponsor, dated December 20, 2007, which includes a letter from JPMorgan stating that the Co-Sponsor "has held at least $2,000.00 of market value of Safeway for at least 12 months prior to December 19, 2007." *See* Exhibit B. Although the JPMorgan letter is evidence that the Co-Sponsor had owned the required amount of Safeway stock continuously for more than one year as of December 19, 2007, it is insufficient evidence to substantiate that the Co-Sponsor had owned the required amount of Safeway stock continuously for at least one year at the date the Co-Sponsor submitted its co-sponsorship of the Original Proposal, on December 3, 2007. It is also insufficient evidence to substantiate that the Co-Sponsor owned the required amount of Safeway stock continuously for at least one year at the date the Co-Sponsor submitted its co-sponsorship of the Proposal, on December 20, 2007. In SLB 14, the Staff made clear under Section (C)(1)(c)(3) that "[a] shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal," and provided as an example a scenario in which a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 would be insufficient to demonstrate the required ownership eligibility for submission of a proposal on June 1 of the same year. Likewise, the JPMorgan statement verifying that the Co-Sponsor owned more than $2,000 worth of Safeway stock continuously for more than one year as of December 19, 2007 is insufficient to demonstrate the Co-Sponsor's eligibility to submit the December 3, 2007 co-sponsorship of the Original Proposal and is insufficient to demonstrate the Co-Sponsor's eligibility to submit the December 20, 2007 co-sponsorship of the Proposal. The Staff has made clear under Section (C)(6) of SLB 14 that a company may exclude a proposal under Rule 14a-8(f) due to eligibility or procedural defects if, "the shareholder timely responds but does not cure the eligibility or procedural defect(s)."

The Staff has regularly granted no-action relief to other registrants where proponents have failed, following a timely and proper request by a registrant, to furnish in a timely fashion the full and proper evidence of continuous beneficial ownership called for under the regulations. *See, e.g.*, *Safeway Inc.* (March 15, 2006) (broker letter insufficiently provided evidence of ownership as of December 19, 2005, not as of November 30, 2005, the date the proposal was submitted); *General Motors Corp.* (March 6, 2005) (proponent's account statement evidencing share ownership as of December 31, 2004, December 31, 2003, and November 30, 2003 was not sufficient proof of ownership of the required number of shares as of December 17, 2004, the date the proposal was submitted); *Intel Corp.* (Jan. 29, 2004) (broker letter insufficiently provided evidence of ownership as of September 19, 2003, not as of August 27, 2003, the date the proposal was submitted); *Intel Corp.* (March 10, 2003) (broker letter indicating ownership as of September 10, 2002 and historic purchases of stock on October 2, 2000 and March 2, 2001 insufficient to prove required ownership on August 23, 2002, the date the proposal was submitted); *IBM Corp.* (Dec. 26, 2002) (broker letter, dated September 24, 2002, evidencing continuous ownership for more than one year "as of September 2002" insufficient to provide proof of ownership for the year preceding the September 9, 2002 submission of proposal); *IBM Corp.* (Jan. 14, 2002) (broker statement evidencing ownership of shares from "prior to November 30, 2000" to November 8, 2001 insufficient proof of required ownership as of November 8, 2001, the date the proposal was submitted); and *Eastman Kodak Company* (Feb. 7, 2001) (broker letter evidencing ownership from November 1, 1999 through November 1, 2000 insufficient to provide proof of ownership for the year preceding November 21, 2000, the date the proposal was submitted).

Although the Staff has, in some instances, allowed proponents to correct such deficiencies after the 14-day period, the Staff has done so only upon finding deficiencies in a company's notification letter. *See, e.g., AT&T Inc.* (February 16, 2007) (AT&T may have addressed its deficiency notice to an incorrect address of the proponent) and *Sysco Corporation* (Aug. 10, 2001) (Sysco failed to inform the proponent of what would constitute appropriate documentation under Rule 14a-8(b) in its request for additional information). Safeway believes an extension of the 14-day period is not warranted in the present case because Safeway's December 13 notification letter fully complied with the requirements of Rule 14a-8 and the standards set forth in SLB 14B.

Based on the foregoing, Safeway respectfully requests that the Staff concur that Safeway may exclude the Co-Sponsor as a co-sponsor of the Proposal under Rule 14a-8(f)(1) because the Co-Sponsor did not timely or satisfactorily substantiate its eligibility to submit, or co-sponsor, the Original Proposal or the Proposal under Rule 14a-8(b).

* * * *

For the foregoing reasons, Safeway believes it may properly exclude the Proposal from the 2008 Proxy Materials under Rule 14a-8. Accordingly, Safeway respectfully requests that the Staff not recommend any enforcement action if Safeway omits the Proposal from its 2008 Proxy

Materials. If the Staff does not concur with Safeway's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

If you have any questions or need any further information, please call the undersigned at (415) 395-8087.

Very truly yours,

Kimberly L. Wilkinson

Kimberly L. Wilkinson
of LATHAM & WATKINS LLP

Enclosures

cc: Ms. Margaret Weber, Adrian Dominican Sisters
Sister Linda Hayes, Dominican Sisters of Springfield Illinois
Mr. Robert Gordon, Esq.
Ms. Laura Donald, Esq.

LATHAM&WATKINS LLP

EXHIBIT A

ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3521 Phone
517-266-3524 Fax
MWeber@adriandominicans.org
Portfolio Advisory Board

November 29, 2007

Steven A. Burd
President, Chairman and CEO
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

Dear Mr. Burd:

The Adrian Dominican Sisters are concerned about safety and sustainability in the food supply chain. To that end, and as shareholders, we advocate for reporting to include:

- resource conservation programs to reduce waste, energy and water use throughout the food supply chain;
- pollution prevention measures for the food supply chain; and
- safety testing and systems to ensure identity preservation and traceability of the company's food supply.

Thus, as beneficial owners of Safeway stock we submit the enclosed resolution *FOOD SUPPLY CHAIN SECURITY and SUSTAINABILITY,* for inclusion in the proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate indication in the proxy statement that we are a sponsor of this resolution. A representative of the filers will attend the 2007 stockholders meeting to move the resolution as required by the SEC Rules.

We enclose verification of ownership. We have held over $2,000 worth of stock continuously for over a year and will continue to hold shares in the company through the stockholders meeting.

Sincerely yours,

Margaret Weber

Margaret Weber
Coordinator of Corporate Responsibility
Adrian Dominican Sisters
mweber@adriandominicans.org

cc: Leslie Lowe, Interfaith Center on Corporate Responsibility

FOOD SUPPLY CHAIN
SECURITY and SUSTAINABILITY

WHEREAS:

Nearly two-thirds of corporate executives worldwide surveyed by McKinsey & Company said "their companies face a rising level of risk to their ability to supply customers with goods and services cost effectively." Yet, the survey found [f]ew executives are confident that their companies can manage these risks successfully and businesses are making surprisingly little use of some well-known analytical tools and simple best practices that could help. *The McKinsey Quarterly* 2007 Number 1, pages 10-12.

The global food production system faces numerous challenges:

- Severe droughts and increasing water scarcity in key agricultural regions linked to global warming;
- Rising prices for oil and petroleum-based agricultural inputs; and
- Competing use of food crops for bio-fuels.

Several dramatic events have undermined consumer confidence by highlighting weaknesses in the food safety system:

- Closure of Topps Meat Co., the largest U.S. manufacturer of frozen hamburger, following recall of 21.7 million pounds of hamburger contaminated with e-coli.
- Nationwide recall of spinach from California, which produces 74% of the U.S. spinach crop, due to e-coli contamination.
- Contamination of the long-grain rice supply in the southern United States with genetically engineered rice not approved for human consumption, leading Japan to ban imports of U.S. long-grain rice and the EU to require testing of all U.S. rice shipments.
- Sale of poisoned pet food, tainted seafood and other products from China containing toxic ingredients.

According to a *Consumer Reports* survey, 92% of Americans want to know the country of origin for their food. http://greenerchoices.org/products.cfm?product=crfood&pcat=food

Pesticide residues on imported fruits and vegetables, which account for about one-third of U.S. consumption of these products, are "major and growing" contributors to dietary risk. While U.S. farmers have adopted lower-risk use patterns, growers outside the U.S. continue using older, higher-risk pesticides. *Impacts of the Food Quality Protection Act on Children's Exposures to Pesticides*, pages 10-11 (2006). http://www.organiccenter.org/reportfiles/7452_Landrigan_AAAS%20Paper.pdf

The UN Food and Agriculture Organization (FAO) warned that increasing industrialization of pig and poultry production "could lead to a higher risk of disease transmission from animals to humans." The large quantities of animal waste contain many pathogens and the movement of the animals in international trade increases the likelihood pathogen transfers. The FAO cited the "recent emergence of contagious human diseases from animals" such as Nipah in 1999, SARS in 2002 and the current epidemic of Highly Pathogenic Avian Influenza (HPAI). *Industrial Livestock Production and Global Health Risks* (June 2007). http://www.fao.org/ag/againfo/projects/en/pplpi/docarc/rep-hpai_industrialisationrisks.pdf

RESOLVED: Shareholders request that the Board of Directors report to shareholders by December 2008 on measures taken to ensure the long-term sustainability and security of our company's product supply chain, including:

- Strategies to significantly reduce waste, energy and water use throughout the supply chain;
- Resource conservation programs and pollution prevention measures for the full product life-cycle;
- Labeling products for country of origin and presence of genetically modified ingredients; and
- Safety testing and systems to ensure identity preservation and traceability "from farm to fork."

496 words (including title)

Comerica Bank

November 29, 2007

Margaret Weber
Coordinator of Corporate Responsibility
Adrian Dominican Sisters
1257 E. Siena Heights Drive
Adrian, MI 49221

RE: ADRIAN DOMINICAN SISTERS
SHAREHOLDER ACTIVITY
ACCOUNT #1055005945

Dear Margaret:

In regard to your request for a verification of holdings, the above referenced account currently holds 150 shares of Safeway, Inc., common stock. The attached list indicates the date the stock was acquired.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Norma

Norma Batson
Account Analyst
(313)222-5757
njbatson@Comerica

Enclosure

Norma

COMERICA BANK

Tax Lot Detail

Run on 11/26/2007 03:49:31 PM

As of 11/26/2007

Combined Portfolios

Settlement Date Basis

Account: 1055005945
ADRIAN DOMINICAN SISTERS
SHAREHOLDER ACTIVITY

Administrator: KAREN MONCRIEFF @ 313-222-7092

Investment Officer: DIRECTED BY CUSTOMER

Investment Authority: None

Investment Objective:

Lot Select Method: LIFO

Cusip	Security Name	Ticker	Price	% Market	Market Value
786514208	SAFEWAY INC	SWY	33.690		5,054

Tax Lot	Acquisition Date	Portfolio	Units	Tax Cost	Market Value	Unrealized Gain/Loss
1	11/28/2001	PRINCIPAL	150.000000	6,746.40	5,053.50	1,692.90-
* TOTAL *			150.000000	6,746.40	5,053.50	1,692.90-

Unit Status	Number of Units	Tax Cost	Market Value
Settled	150.000000	6,746.40	5,053.50

Registration	Number of Units
DTC - C/C	150.000000

[redacted]

Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 West Monroe Street
Springfield, Illinois 62704
(217) 787-0481 Fax (217) 787-8169

December 3, 2007

Steven A. Burd
President, Chairman and CEO
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

Dear Mr. Burd:

The Dominican Sisters of Springfield, IL, is the beneficial owner of 110 shares of Safeway common stock. Through this letter we notify the company of our co-sponsorship of the enclosed resolution with the Adrian Dominican Sisters. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution with the Adrian Dominican Sisters in the company proxy statement.

Proof of ownership of common stock in the company in enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution with other concerned investors. Margaret Weber, representing the Adrian Dominican Sisters, will serve as primary contact for the co-sponsors.

Sincerely,

S. Linda Hayes, OP

Sister Linda Hayes, OP
Dominican Sisters of Springfield, IL

cc: Margaret Weber, Adrian Dominican Sisters
Leslie Lowe, ICCR
Julie Wokaty, ICCR

FOOD SUPPLY CHAIN
SECURITY and SUSTAINABILITY

WHEREAS:

Nearly two-thirds of corporate executives worldwide surveyed by McKinsey & Company said "their companies face a rising level of risk to their ability to supply customers with goods and services cost effectively." Yet, the survey found [f]ew executives are confident that their companies can manage these risks successfully and businesses are making surprisingly little use of some well-known analytical tools and simple best practices that could help. *The McKinsey Quarterly* 2007 Number 1, pages 10-12.

The global food production system faces numerous challenges:

- Severe droughts and increasing water scarcity in key agricultural regions linked to global warming;
- Rising prices for oil and petroleum-based agricultural inputs; and
- Competing use of food crops for bio-fuels.

Several dramatic events have undermined consumer confidence by highlighting weaknesses in the food safety system:

- Closure of Topps Meat Co., the largest U.S. manufacturer of frozen hamburger, following recall of 21.7 million pounds of hamburger contaminated with e-coli.
- Nationwide recall of spinach from California, which produces 74% of the U.S. spinach crop, due to e-coli contamination.
- Contamination of the long-grain rice supply in the southern United States with genetically engineered rice not approved for human consumption, leading Japan to ban imports of U.S. long-grain rice and the EU to require testing of all U.S. rice shipments.
- Sale of poisoned pet food, tainted seafood and other products from China containing toxic ingredients.

According to a *Consumer Reports* survey, 92% of Americans want to know the country of origin for their food. http://greenerchoices.org/products.cfm?product=crfood&pcat=food

Pesticide residues on imported fruits and vegetables, which account for about one-third of U.S. consumption of these products, are "major and growing" contributors to dietary risk. While U.S. farmers have adopted lower-risk use patterns, growers outside the U.S. continue using older, higher-risk pesticides. *Impacts of the Food Quality Protection Act on Children's Exposures to Pesticides*, pages 10-11 (2006). http://www.organiccenter.org/reportfiles/7452_Landrigan_AAAS%20Paper.pdf

The UN Food and Agriculture Organization (FAO) warned that increasing industrialization of pig and poultry production "could lead to a higher risk of disease transmission from animals to humans." The large quantities of animal waste contain many pathogens and the movement of the animals in international trade increases the likelihood pathogen transfers. The FAO cited the "recent emergence of contagious human diseases from animals" such as Nipah in 1999, SARS in 2002 and the current epidemic of Highly Pathogenic Avian Influenza (HPAI). *Industrial Livestock Production and Global Health Risks* (June 2007). http://www.fao.org/ag/againfo/projects/en/pplpi/docarc/rep-hpai_industrialisationrisks.pdf

RESOLVED: Shareholders request that the Board of Directors report to shareholders by December 2008 on measures taken to ensure the long-term sustainability and security of our company's product supply chain, including:

- Strategies to significantly reduce waste, energy and water use throughout the supply chain;
- Resource conservation programs and pollution prevention measures for the full product life-cycle;
- Labeling products for country of origin and presence of genetically modified ingredients; and
- Safety testing and systems to ensure identity preservation and traceability "from farm to fork."

496 words (including title)

copy

YOU BOUGHT Trade Date: **10-03-05** Settlement Date: **10-06-05**

Symbol	Ref #	Qty	Price	Cusip	Type	Reg Rep	Exc	Orig
SWY	05276-274118	110	25.91	786514208	1*	Y## PNY	5*	

SECURITY DESCRIPTION
SAFEWAY INC COM NEW FMLY SAFEWAY STORES INC TO 2/23/90
WE HAVE ACTED AS AGENT.

Principal Amount	2,850.10
Commission	24.95
Settlement Amount	**2,875.05**

EQUITIES 82.76%

Independent, third party research selected by an Independent Consultant for certain companies covered by J.P. Morgan Securities Inc. is available to clients of JPMSI at no cost. Clients can access this research at www.jpmorganonline.com or can call their JPMorgan representative at their toll free number to request that a copy of this research be sent to them. When JPMorgan drops coverage of a company, independent research will continue to be provided for an 18-month period, when available. Refer to Equity Research Ratings section for research ratings on client holdings, if applicable.

Description	Symbol/Cusip Account Type	Quantity	Price on 10/31/07	Current Market Value	Prior Market Value	Estimated Annual Income	Total Cost Basis	Unrealized Gain (Loss)
RAYTHEON CO COM NEW Estimated Yield 1.60% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 11/01/07	RTN CASH	75	$63.61	$4,770.75	$4,786.50	$76.50		
SAFEWAY INC COM NEW FMLY SAFEWAY STORES INC TO 2/23/90 Estimated Yield 0.81% Dividend Option Cash Capital Gain Option Cash	SWY CASH	110	$34.00	$3,740.00	$3,642.10	$30.36	$2,875.05	$864.95
SEARS HLDGS CORP Dividend Option Cash Capital Gain Option Cash	SHLD CASH	20	$134.79	$2,695.80	$2,544.00		$3,679.35	($983.55)
STARWOOD HOTELS & RESORTS WORLDWIDE INC COM Estimated Yield 2.95% Dividend Option Cash Capital Gain Option Cash	HOT CASH	50	$56.86	$2,843.00	$3,037.50	$84.00	$3,090.45	($247.45)
WAL-MART STORES INC Estimated Yield 1.94% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 01/02/08	WMT CASH	60	$45.21	$2,712.60	$2,619.00	$52.80		
WRIGLEY WM JR CO Estimated Yield 1.88% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 11/01/07	WWY CASH	50	$61.67	$3,083.50	$3,211.50	$58.00	$2,564.45	$519.05
Total Equity				$107,185.74		$1,473.92	$47,348.23	$2,957.12
Total Equities				$107,185.74		$1,473.92	$47,348.23	$2,957.12
Total Securities				$107,185.74		$1,473.92	$47,348.23	$2,957.12

LATHAM&WATKINS LLP

EXHIBIT B

ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3521 Phone
517-266-3524 Fax
MWeber@adriandominicans.org
Portfolio Advisory Board

December 17, 2007

Laura A. Donald
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

Dear Ms. Donald:

In response to your letter of December 11, 2007, regarding our proposal *FOOD SUPPLY CHAIN SECURITY and SUSTAINABILITY*, the four points are elements of one report. To avoid any confusion with the recent proposals we agree to remove the third point, i.e., "Labeling products for country of origin and presence of genetically modified ingredients."

The remaining points are appropriate elements of a report on sustainability and security of product supply chain, not requests for separate reports. However, for clarity and simplicity, I am willing to remove the first point as well, which keeps 2 (on resource conservation programs and pollution prevention measures for the full product life-cycle) and 4 (safety testing and systems to ensure identity preservation and traceability "from farm to fork"), both of which are essential to the resolved.

The amended proposal is attached. I would be happy to discuss any further clarification needed.

Sincerely yours,

Margaret Weber

Margaret Weber
Coordinator of Corporate Responsibility
Adrian Dominican Sisters
mweber@adriandominicans.org

cc: Leslie Lowe, Interfaith Center on Corporate Responsibility
Paul Neuhauser

FOOD SUPPLY CHAIN
SECURITY and SUSTAINABILITY

WHEREAS:

Nearly two-thirds of corporate executives worldwide surveyed by McKinsey & Company said "their companies face a rising level of risk to their ability to supply customers with goods and services cost effectively." Yet, the survey found [f]ew executives are confident that their companies can manage these risks successfully and businesses are making surprisingly little use of some well-known analytical tools and simple best practices that could help. *The McKinsey Quarterly* 2007 Number 1, pages 10-12.

The global food production system faces numerous challenges:

- Severe droughts and increasing water scarcity in key agricultural regions linked to global warming;
- Rising prices for oil and petroleum-based agricultural inputs; and
- Competing use of food crops for bio-fuels.

Several dramatic events have undermined consumer confidence by highlighting weaknesses in the food safety system:

- Closure of Topps Meat Co., the largest U.S. manufacturer of frozen hamburger, following recall of 21.7 million pounds of hamburger contaminated with e-coli.
- Nationwide recall of spinach from California, which produces 74% of the U.S. spinach crop, due to e-coli contamination.
- Sale of poisoned pet food, tainted seafood and other products from China containing toxic ingredients.

Pesticide residues on imported fruits and vegetables, which account for about one-third of U.S. consumption of these products, are "major and growing" contributors to dietary risk. While U.S. farmers have adopted lower-risk use patterns, growers outside the U.S. continue using older, higher-risk pesticides. *Impacts of the Food Quality Protection Act on Children's Exposures to Pesticides*, pages 10-11 (2006). http://www.organiccenter.org/reportfiles/7452_Landrigan_AAAS%20Paper.pdf

The UN Food and Agriculture Organization (FAO) warned that increasing industrialization of pig and poultry production "could lead to a higher risk of disease transmission from animals to humans." The large quantities of animal waste contain many pathogens and the movement of the animals in international trade increases the likelihood pathogen transfers. The FAO cited the "recent emergence of contagious human diseases from animals" such as Nipah in 1999, SARS in 2002 and the current epidemic of Highly Pathogenic Avian Influenza (HPAI). *Industrial Livestock Production and Global Health Risks* (June 2007). http://www.fao.org/ag/againfo/projects/en/pplpi/docarc/rep-hpai_industrialisationrisks.pdf

RESOLVED: Shareholders request that the Board of Directors report to shareholders by December 2008 on measures taken to ensure the long-term sustainability and security of our company's product supply chain, including:

- Resource conservation programs and pollution prevention measures for the full product life-cycle; and
- Safety testing and systems to ensure identity preservation and traceability "from farm to fork."

408 words (including title) amended 121707

RECEIVED DEC 26 2007

Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 West Monroe Street
Springfield, Illinois 62704
(217) 787-0481 Fax (217) 787-8169

December 20, 2007

Laura A. Donald
Senior Corporate Counsel
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

Dear Ms. Donald:

As requested in your letter of December 13, 2007, proof of ownership of Safeway common stock in enclosed. We have held the requisite amount of stock as of December 3, 2007, have continuously held the stock for over a year prior to December 3, 2007, and intend to maintain ownership through the date of the annual meeting.

Sincerely,

Sr. Linda Hayes, OP

Sister Linda Hayes, OP
Dominican Sisters of Springfield, IL

FOOD SUPPLY CHAIN
SECURITY and SUSTAINABILITY

WHEREAS:

Nearly two-thirds of corporate executives worldwide surveyed by McKinsey & Company said "their companies face a rising level of risk to their ability to supply customers with goods and services cost effectively." Yet, the survey found [f]ew executives are confident that their companies can manage these risks successfully and businesses are making surprisingly little use of some well-known analytical tools and simple best practices that could help. *The McKinsey Quarterly* 2007 Number 1, pages 10-12.

The global food production system faces numerous challenges:

- Severe droughts and increasing water scarcity in key agricultural regions linked to global warming;
- Rising prices for oil and petroleum-based agricultural inputs; and
- Competing use of food crops for bio-fuels.

Several dramatic events have undermined consumer confidence by highlighting weaknesses in the food safety system:

- Closure of Topps Meat Co., the largest U.S. manufacturer of frozen hamburger, following recall of 21.7 million pounds of hamburger contaminated with e-coli.
- Nationwide recall of spinach from California, which produces 74% of the U.S. spinach crop, due to e-coli contamination.
- Sale of poisoned pet food, tainted seafood and other products from China containing toxic ingredients.

Pesticide residues on imported fruits and vegetables, which account for about one-third of U.S. consumption of these products, are "major and growing" contributors to dietary risk. While U.S. farmers have adopted lower-risk use patterns, growers outside the U.S. continue using older, higher-risk pesticides. *Impacts of the Food Quality Protection Act on Children's Exposures to Pesticides*, pages 10-11 (2006).
http://www.organiccenter.org/reportfiles/7452_Landrigan_AAAS%20Paper.pdf

The UN Food and Agriculture Organization (FAO) warned that increasing industrialization of pig and poultry production "could lead to a higher risk of disease transmission from animals to humans." The large quantities of animal waste contain many pathogens and the movement of the animals in international trade increases the likelihood pathogen transfers. The FAO cited the "recent emergence of contagious human diseases from animals" such as Nipah in 1999, SARS in 2002 and the current epidemic of Highly Pathogenic Avian Influenza (HPAI). *Industrial Livestock Production and Global Health Risks* (June 2007).
http://www.fao.org/ag/againfo/projects/en/pplpi/docarc/rep-hpai_industrialisationrisks.pdf

RESOLVED: Shareholders request that the Board of Directors report to shareholders by December 2008 on measures taken to ensure the long-term sustainability and security of our company's product supply chain, including:

- Resource conservation programs and pollution prevention measures for the full product life-cycle; and
- Safety testing and systems to ensure identity preservation and traceability "from farm to fork."

408 words (including title) amended 121707

JPMorgan

December 19, 2007

Laura A. Donald
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

Dear Ms. Donald:

I am writing to confirm that as of December 19, 2007, JPMorgan is the holder of record of 110 shares of Safeway for the Dominican Sisters of Springfield, IL, 1237 W. Monroe St., Springfield, IL 62704. The Dominican Sisters of Springfield, IL is a beneficial owner, as defined in Rule 14a-8(b) of the Securities Exchange Act of 1934, and has held at least $2,000.00 of market value of Safeway for at least 12 months prior to December 19, 2007 and intends to hold these shares until after the date of the annual meeting.

Sincerely,

Mark E. Ridley
Investment Advisor
Vice President

cc: Sr. Linda Hayes, Dominican Sisters of Springfield, IL

LATHAM&WATKINS LLP

EXHIBIT C

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

14 DEC 2007 PM 3 L

• Sender: Please print your name, address, and ZIP+4 in this box •

Marcy Schmidt
Safeway Legal Division
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Ms. Margaret Weber
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, MI 49221-1793

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X R Renigier ☐ Agent ☐ Addressee

B. Received by (Printed Name) R Renigier C. Date of Delivery 12-14-07

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7001 0320 0005 0578 2240

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

OFFICIAL USE

7001 0320 0005 0578 2240

Postage	$
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

12-11-2007

Sent To: Ms. Margaret Weber
Street, Apt. No.; or PO Box No.: Adrian Dominican Sisters
1257 East Siena Heights Drive
City, State, ZIP+4: Adrian, MI 49221-1793

PS Form 3800, January 2001 See Reverse for Instructions

SAFEWAY

December 11, 2007

BY CERTIFIED MAIL
RETURN RECEIPT REQUESTED
AND EMAIL

Ms. Margaret Weber
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
mweber@adriandominicans.org

Re: Stockholder Proposal

Dear Ms. Weber:

We received your letter, dated November 29, 2007, which appears to submit several distinct stockholder proposals for consideration at Safeway Inc.'s 2008 Annual Meeting of Stockholders. Rule 14a-8(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), states that, "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Specifically, your submission for inclusion in Safeway's proxy statement, to be voted on by Safeway's stockholders, seeks to direct the Board of Directors of Safeway to: (i) report on strategies to significantly reduce waste, energy and water use throughout the supply chain; (ii) report on resource conservation programs and pollution prevention measures for the full product life-cycle; (iii) report on labeling products for country of origin; (iv) report on labeling products for presence of genetically modified ingredients; and (v) report on safety testing and systems to ensure identity preservation and traceability "from farm to fork."

As stated above, pursuant to Rule 14a-8(c), stockholders are limited to submitting "no more than one proposal to a company for a particular shareholders' meeting." We note that in previous years you have submitted stockholder proposals to Safeway concerning the single proposal of labeling products for the presence of genetically modified ingredients. It appears that this year you have included several additional proposals along with your historic labeling products for genetically modified ingredients proposal. As such, your proposal does not meet the requirements of Rule 14a-8(c) of the Exchange Act.

In order for your proposal to be properly submitted, you must narrow your submission to contain no more than one proposal for consideration by the stockholders and re-submit such proposal to Safeway. To comply with Rule 14a-8(f), you must transmit your response to this notice of a procedural defect within 14 calendar days of receiving this notice. We have attached a copy of Rule 14a-8 regarding stockholder proposals.

Very truly yours,

Laura A. Donald

Laura A. Donald

cc: Kimberly Wilkinson (Latham & Watkins)

Enclosure

**Note 3 to § 240.14a-7.* If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are

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*Effective January 1, 2008, Rule 14a-7 is amended by removing Note 3 to § 240.14a-7 as part of the amendments relating to shareholder choice regarding proxy material. See SEC Release Nos. 34-56135; IC-27911; July 26, 2007. *Compliance Dates:* "Large accelerated filers," as that term is defined in Rule 12b-2 under the Securities Exchange Act, not including registered investment companies, must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008. Registered investment companies, persons other than issuers, and issuers that are not large accelerated filers conducting proxy solicitations (1) may comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008 and (2) must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2009.

**Effective March 30, 2007, Rule 14a-8 was amended by revising the word "mail" to read "send" in the last sentence of paragraph (e)(2) and in paragraph (e)(3), and the word "mails" to read "sends" in the introductory text of paragraph (m)(3) as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date:* Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

Note: See *AFSCME v. AIG*, No. 05-2825-cv (2d Cir., Sept. 5, 2006), the court reversed the judgment of the district court and remanded the case for entry of judgment in favor of AFSCME. The court disagreed with the SEC staff's long-standing interpretation of Rule 14a-8.

a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

*(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

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*Effective March 30, 2007, in the last sentence of paragraph (e)(2) the word "mail" was revised to read "send" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

*(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we

*Effective March 30, 2007, in the last sentence of paragraph (e)(3) the word "mail" was revised to read "send" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

*(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

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*Effective March 30, 2007, in the introductory text of paragraph (m)(3) the word "mails" was revised to read "sends" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

Marcy Schmidt
Safeway Legal Division
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

C035

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Sister Linda Hayes, OP
1237 West Monroe Street
Springfield. IL 62704

COMPLETE THIS SECTION ON DELIVERY

A. Signature X [signature] ☐ Agent ☐ Addressee

B. Received by (*Printed Name*) Jason Schoen

C. Date of Delivery 2-18

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number
(Transfer from service label) 7001 0320 0005 0578 1397

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

OFFICIAL USE

7001 0320 0005 0578 1397

Postage	$
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

Sent To
Sister Linda Hayes, OP
Street, Apt. No.; or PO Box No. 1237 West Monroe Street
City, State, ZIP+4 Springfield. IL 62704

PS Form 3800, January 2001 See Reverse for Instructions

JOB STATUS REPORT

TIME : 12/13/2007 08:21
NAME : SAFEWAY LEGAL DIV
FAX# : 925-467-3214
TEL# :
SER.# : 000006030177

DATE, TIME	12/13 08:19
FAX NO./NAME	912177878169
DURATION	00:01:40
PAGE(S)	09
RESULT	OK
MODE	STANDARD ECM

Fax Cover Page

SAFEWAY

5918 Stoneridge Mall Road, Building G
Pleasanton, CA 94588

Legal Department

Date:	December 13, 2007	**Sender:**	Laura A. Donald Senior Corporate Counsel
# of Pages: (Including Cover Page)	Pages 9	**Tel #:**	(925) 469-7586
		Fax #:	(925) 467-3214
To:	Sister Linda Hayes, OP	**Fax #:**	(217) 787-8169
Company:	Dominican Sisters of Springfield	**Tel #:**	
Subject:	**Stockholder Proposal**		

Message:

Fax Cover Page

SAFEWAY

5918 Stoneridge Mall Road, Building G
Pleasanton, CA 94588

Legal Department

Date:	December 13, 2007	**Sender:**	Laura A. Donald Senior Corporate Counsel
# of Pages: (Including Cover Page)	Pages 9	**Tel #:**	(925) 469-7586
		Fax #:	(925) 467-3214
To:	Sister Linda Hayes, OP	**Fax #:**	(217) 787-8169
Company:	Dominican Sisters of Springfield	**Tel #:**	
Subject:	**Stockholder Proposal**		

Message:

SAFEWAY

December 13, 2007

BY CERTIFIED MAIL
RETURN RECEIPT REQUESTED
AND FACSIMILE

Sister Linda Hayes, OP
Dominican Sisters of Springfield Illinois
1237 West Monroe Street
Springfield, Illinois 62704
Fax: (217) 787-8169

Re: Stockholder Proposal

Dear Sister Hayes:

We received your letter, dated December 3, 2007, pursuant to which you are seeking to co-sponsor, with the Adrian Dominican Sisters, what appears to be several distinct stockholder proposals for consideration at Safeway Inc.'s 2008 Annual Meeting of Stockholders. Rule 14a-8(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), states that, "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Specifically, your co-sponsored submission for inclusion in Safeway's proxy statement, to be voted on by Safeway's stockholders, seeks to direct the Board of Directors of Safeway to: (i) report on strategies to significantly reduce waste, energy and water use throughout the supply chain; (ii) report on resource conservation programs and pollution prevention measures for the full product life-cycle; (iii) report on labeling products for country of origin; (iv) report on labeling products for presence of genetically modified ingredients; and (v) report on safety testing and systems to ensure identity preservation and traceability "from farm to fork."

As stated above, pursuant to Rule 14a-8(c), stockholders are limited to submitting "no more than one proposal to a company for a particular shareholders' meeting." We note that last year you co-sponsored a stockholder proposal for inclusion in Safeway's proxy statement concerning the single proposal of labeling products for the presence of genetically modified ingredients. It appears that this year your co-sponsored submission has included several additional proposals along with the historic labeling products for genetically modified ingredients proposal. As such, your co-sponsored proposal does not meet the requirements of Rule 14a-8(c) of the Exchange Act.

In order for your co-sponsored proposal to be properly submitted, you must narrow your submission to contain no more than one proposal for consideration by the stockholders and re-submit such proposal to Safeway. We have sent a similar letter to the Adrian Dominican Sisters to alert them that your co-sponsored proposal currently does not meet the requirements of Rule

14a-8(c). To comply with Rule 14a-8(f), you must transmit your response to this notice of a procedural defect within 14 calendar days of receiving this notice.

Additionally, your letter indicates that Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable stockholder meeting. However, your name does not appear in the Company's records as a stockholder, and we have not received from you the appropriate verification of ownership of Safeway Inc. shares. As such, your proposal does not meet the requirements of Rule 14a-8(b) of the Exchange Act.

Under Rule 14a-8(b), at the time you submit your proposal, you must prove your eligibility to the Company by submitting:

- either:
  - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting, for at least one year by the date you submitted the proposal; or
  - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and
- your written statement that you intend to continue holding the shares through the date of the Company's annual or special meeting.

In order for your co-sponsored proposal to be properly submitted, you must provide us with the proper written evidence that you meet the share ownership and holding requirements of Rule 14a-8(b). Again, to comply with Rule 14a-8(f), you must transmit your response to this notice of a procedural defect within 14 calendar days of receiving this notice. We have attached a copy of Rule 14a-8 regarding stockholder proposals.

Very truly yours,

Laura A. Donald

Laura A. Donald

cc: Kimberly Wilkinson (Latham & Watkins)

Enclosure

**Note 3 to § 240.14a-7.* If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your *corresponding statement in support of your proposal* (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are

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*Effective January 1, 2008, Rule 14a-7 is amended by removing Note 3 to § 240.14a-7 as part of the amendments relating to shareholder choice regarding proxy material. See SEC Release Nos. 34-56135; IC-27911; July 26, 2007. *Compliance Dates:* "Large accelerated filers," as that term is defined in Rule 12b-2 under the Securities Exchange Act, not including registered investment companies, must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008. Registered investment companies, persons other than issuers, and issuers that are not large accelerated filers conducting proxy solicitations (1) may comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008 and (2) must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2009.

**Effective March 30, 2007, Rule 14a-8 was amended by revising the word "mail" to read "send" in the last sentence of paragraph (e)(2) and in paragraph (e)(3), and the word "mails" to read "sends" in the introductory text of paragraph (m)(3) as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

Note: See *AFSCME v. AIG*, No. 05-2825-cv (2d Cir., Sept. 5, 2006), the court reversed the judgment of the district court and remanded the case for entry of judgment in favor of AFSCME. The court disagreed with the SEC staff's long-standing interpretation of Rule 14a-8.

a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

*(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

*Effective March 30, 2007, in the last sentence of paragraph (e)(2) the word "mail" was revised to read "send" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

*(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we

*Effective March 30, 2007, in the last sentence of paragraph (e)(3) the word "mail" was revised to read "send" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

*(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

---

*Effective March 30, 2007, in the introductory text of paragraph (m)(3) the word "mails" was revised to read "sends" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

EXHIBIT D

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 7, 2007

Mr. Robert A. Gordon
Secretary
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

Dear Mr. Gordon:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Safeway, Inc. common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:ma
Enclosures
Safeway sustainability 2008

Sustainability Report
2008

WHEREAS:
Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long-term. According to Innovest, an environmental investment research consultant, major investment firms including ABN-AMRO, Neuberger Herman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on companies' social and environmental practices.

Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs. The Dow Jones Sustainability Group defines corporate sustainability as "a business approach that creates long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments."

Globally, approximately 1,900 companies produce reports on sustainability issues (www.corporateregister.com), including more than half of the global Fortune 500 (KPMG International Survey of Corporate Responsibility Reporting 2005).

Companies increasingly recognize that transparency and dialogue about sustainability are elements of business success. For example, Unilever's Chairman stated in a 2003 speech, "So when we talk about corporate social responsibility, we don't see it as something business "does" to society but as something that is fundamental to everything we do. Not just philanthropy or community investment, important though that is, but the impact of our operations and products as well as the interaction we have with the societies we serve."

An October 6, 2004 statement published by social research analysts reported that they value public reporting because "we find compelling the large and growing body of evidence linking companies' strong performance addressing social and environmental issues to strong performance in creating long-term shareholder value... We believe that companies can more effectively communicate their perspectives and report performance on complex social and environmental issues through a comprehensive report than through press releases and other ad hoc communications." (www.socialinvest.org)

RESOLVED: Shareholders request that the Board of Directors issue a report to shareholders, by December 31, 2008, at reasonable cost and omitting proprietary information, on the Company's sustainability policies and performance, including multiple, objective statistical indicators.

Supporting Statement

The report should include the Company's definition of sustainability, as well as a company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability.

We recommend that the Company use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights, and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Almost 900 companies use or consult the Guidelines for sustainability reporting.

BNY MELLON
ASSET SERVICING

US Securities Services

November 7, 2007

To Whom It May Concern

Re: Safeway Inc. CUSIP#: 786514208

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 7, 2006 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 112,414 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

November 7, 2007

To Whom It May Concern

Re: Safeway Inc. CUSIP#: 786514208

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 7, 2006 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 301,290 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

November 7, 2007

To Whom It May Concern

Re: Safeway Inc. CUSIP#: 786514208

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 7, 2006 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 463,028 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

November 7, 2007

To Whom It May Concern

Re: Safeway Inc. CUSIP#: 786514208

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 7, 2006 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 528,661 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

November 7, 2007

To Whom It May Concern

Re: Safeway Inc. CUSIP#: 786514208

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 7, 2006 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 41,900 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286

FAX TRANSMISSION

To: Will Hines, Esq.
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Fax Number: 202-772-9201

From: Paul M. Neuhauser
Tel and Fax: 941-349-6164

Date: January 29, 2008

Re: Shareholder proposal submitted to Safeway, Inc.

Number of pages, including this page = 8

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 29, 2008

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Will Hines, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to Safeway, Inc.

Dear Sir/Madam:

I have been asked by the Adrian Dominican Sisters and the Dominican Sisters of Springfield, Illinois (hereinafter collectively referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Safeway, Inc.(hereinafter referred to either as "Safeway" or the Company"), and who have jointly submitted a shareholder proposal to Safeway, to respond to the letter dated January 7, 2008, sent to the Securities & Exchange Commission by Latham & Watkins LLP on behalf of the Company, in which Safeway contends that the Proponents' shareholder proposal may be excluded from the Company's year 2008 proxy statement by virtue of Rules 14a-8(c), 14a-8(i)(3) and 14a-8(i)(11) and that one of the Proponents cannot sponsor the proposal by virtue of Rule 14a-8(b).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Safeway's year 2008 proxy statement; that it is not excludable by virtue of any of the cited rules; and that the cosponsor of the proposal is entitled to be recognized as a sponsor of the proposal.

The Proponents' shareholder proposal requests that Safeway's Board adopt measures to ensure the security and safety of the Company's food supply chain.

RULE 14a-8(c)

The Company is in the food business, with 1761 supermarkets and 32 food plants (according to the Company's most recent 10-K). It is believed to be the nation's second largest retail food chain.

It is readily apparent that the Proponents' shareholder proposal deals with but one subject, namely the Company's food supply chain, and especially with the safety and environmental aspects of that chain. Thus, after an introductory first paragraph, the next four paragraphs of the Whereas clause talk exclusively about difficulties that have arisen that directly affect the nation's food supply chain. By word count, these paragraphs comprise some 78% of the Whereas clause. Thus, 78-80% of the explanation of the proposal deals exclusively with but a single topic, namely threats to the nations food supply (the remaining 20%, the first Whereas paragraph, is extremely general in nature and does not point to any particular problem to be addressed by the proposal). After setting the premise that there are problems with the nation's food supply chain, the Resolve clause then asks the Company to report on the "sustainability [i.e. environmental impact] and security" of the Company's product supply chain. Since the Company is only in the supermarket and food processing business this can refer only to the Company's food supply chain. Finally, the Resolve clause requests that certain things be included in the report on the Company's food supply chain, including such matters as (i) safety testing of this food supply chain; (ii) what systems are in use to allow tracing in the event that a problem arises with respect to a product [NB the difficulties that have occurred in tracing tainted foods such as when organic spinach killed three people a couple of years ago, referred to in the third paragraph of the Whereas clause]; (iii) whether there are programs for pollution prevention over the life cycle of the products sold, i.e. by suppliers such as industrial style pig and cattle confinement operations; and (iv) whether there are conservation programs, i.e. by suppliers with respect to growing the food being sold.

In short, the Proponents' shareholder proposal deals with but a single topic, namely the safety, security and environmental impact of the Company's food supply chain.

RULE 14a-8(i)(11)

The Proponents' shareholder proposal does not duplicate the shareholder proposal that has been submitted to the Company by the Office of the Comptroller of the City of New York (the "New York City proposal"). The New York City proposal asks the

Company to issue a sustainability report based on the Guidelines established by the Global Reporting Initiative. The Company has failed to identify any portion of the Global Reporting Initiative's Guidelines that would cause someone using those guidelines to report on any of the four matters specified in the Proponents' shareholder proposal and which are enumerated in the final sentence of the second paragraph of the previous portion of this letter (dealing with Rule 14a-8(b)). On the contrary, the undersigned accessed those Guidelines at the web site specified in the New York City proposal and searched them for some of the terms that relate closely to the concerns expressed in the Proponents' shareholder proposal. For example, items (iii) and (iv) requested by the Proponents concern the activities of their suppliers with respect to pollution and conservation. A search of the Guidelines for "suppliers" revealed eleven hits, none of which were relevant to the Proponents' concerns. Similarly, with respect to items (i) and (ii), searches using the terms "food", "traceability" and "safety testing" all recorded no hits at all. Thus it is clear that the "principal thrust or focus" of the two proposals are different.

There is a very good reason why these searches produced no overlaps and that is because the Guidelines look almost exclusively to the activities of the registrant itself while the Proponents proposal is focused on the life cycle of the products sold, not only with respect to items (*iii*) and (iv) but also with respect to items (i) and (*ii*) which are concerned with the prior history of the produce being sold by Safeway. Thus, the only overlap between the two proposals appears to be that the Proponents used the single word "sustainability". The use of that single word hardly indicates that there is an identical focus or thrust to the two proposals.

In conclusion, the Company has failed to carry its burden of proving that the Proponents' shareholder proposal substantially duplicated the New York City proposal.

RULE 14a-8(i)(3)

The Company's argument appears to be a makeweight wholly lacking in substance.

Is the Company serious in claiming that a proposal is so vague and indefinite as to warrant exclusion as false and misleading because it fails to specify "how the report should be generated and delivered to shareholders"? (See p. 7 of the Company's letter.) The New York City proposal equally does not specify how the requested report is to be "delivered" to the shareholders. Indeed, almost no shareholder proposal requesting a report specifies how the delivery is to take place. As to how it is "generated", the Proponents' shareholder proposal specifies that it is to be generated by the Board of Directors, as is typical of many shareholder proposal requests for reports.

If the Company is really complaining that there are insufficient guidelines as to the content of the proposed report, then Safeway's argument is equally wholly lacking in merit. Such guidelines are specified in the Resolve clause itself in the two bullet sentences beginning "Resource" and "Safety".

RULE 14a-8(b)

This contention is even stranger than the last. Why is the Company wasting the shareholders' money (we assume that Latham & Watkins is not acting pro-bono) by trying to exclude the sponsorship of the co-proponent when, even if it wins, there would be no real world consequences to that victory? If Safeway wins on this issue, the Proponents' shareholder proposal would remain on the Company's proxy statement and the name of the co-proponent would, in any event, never have appeared in the proxy statement. Nevertheless, Safeway has spent about four pages (out of about 11) arguing that the co-proponent should not be recognized as such. It is difficult to fathom the Company's motivation for so acting. Vindictive? Hates shareholders?

Whatever the motivation of the Company, there can be no doubt but that the data supplied is sufficient to reach the ineluctable conclusion that the Dominican Sisters of Springfield (the "Dominican Sisters") have met the eligibility requirements of Rule 14a-8.

They have supplied the Company with a letter from JPMorgan attesting to the fact that over $2000 worth of Company stock had been held by the Dominican Sisters for a year ending on the date of the letter.

Is that letter sufficient under Rule 14a-8? Technically probably not, despite the fact that most investment advisors would send a similar letter without being aware that the one year period specified in the letter should not be the one year ended with the date of the letter itself, but rather the one year ended with the date on which the Dominican Sisters had submitted their proposal, which was actually December 3. Since the proponents cannot control the wording of letters sent by third party advisors or custodians, the technicalities of the Rule often cannot be complied with by the third party's letter. Thus there is a potential gap in the proof of ownership by the Dominican Sisters, namely whether they owned the stock for the period December 3 to December 19 in the prior year, 2006.

They did. And the Dominican Sisters have provided the Company, within the requisite time period, with sufficient information that the Company must be aware of that fact.

In addition to the letter from JPMorgan, the Dominican Sisters had previously supplied Safeway with two other documents in an attempt to prove their ownership. These were a statement from JPMorgan for the month of October which showed not only that the Dominican Sisters owned 110 shares of Safeway as of the end of the month, but also that their Account Number is PYH-395226, that the Account Name is "DOMINICAN" and that the cost basis of the 110 shares was $2,875.05. Of course, this document alone does not in and of itself prove that the Dominican Sisters had held the shares during the period December 3 to 19, 2006. However, the second document the Dominican Sisters had supplied was a confirmation for account PYH-395226 (account number shown at the bottom of the confirmation) showing that the Dominican Sisters had bought 110 shares of Safeway on October 3, 2005 at a cost of exactly $2,875.05, the same cost as shown on the October, 2007 statement from JPMorgan. The confirmation shows that the 110 Safeway shares were purchased at a price of $25.91 plus commission of $24.95. Since the confirmation shows an identical purchase price for an identical number of shares as does the October statement, it would seem to follow quite logically that the shares shown on the October 2007 statement had been purchased in 2005 and were therefore owned by the Dominican Sisters during the period December 3 to December 19, 2006. The Company, apparently, does not accept logical conclusions. It is possible, one supposes, that the Dominican Sisters had sold their Safeway stock at some point and then had, after December 3, 2006, but before October 31 repurchased the 110 shares at exactly the same price as it had paid for the original shares, $2,875.05. That, of course, would have required the Dominican Sisters to have purchased the 110 shares at the same price that they had purchased their original 110 shares, namely at $25.91 per share. Attached as Exhibit A is a print out from the web site www.finance.yahoo.com showing the monthly prices of Safeway stock for each month from December, 2006, to the present (January 27, 2008). As can readily be seen by examining the monthly low price of Safeway common, at no date between December 1, 2006 and January, 2008 did the stock sell as low as $25.91 per share. Indeed, the stock never traded below $30 per share in December, 2006, or in any subsequent month. Therefore, the evidence from the October JPMorgan statement showing a purchase price of $25.91 per share proves that the purchase had to have been consummated prior to December 1, 2006.

In summary, the Dominican Sisters have provided Safeway with documentation that, when added to the Company's own knowledge of its stock prices, proves that the Dominican Sisters did, indeed, own $2,000 worth of stock continuously for the twelve month period ended on December 3, 2007, the date on which they submitted their shareholder proposal. Furthermore, the documents that, together with Safeway's knowledge of its own stock price, prove that the Dominican Sisters were eligible to submit their proposal were submitted to the Company within the requisite 14 day period.

The Sisters know that they had met the eligibility requirements of owning $2,000 worth of stock for a year on the date that they submitted their proposal . The Company knows that they have met the eligibility requirements. Latham & Watkins knows that they have met the eligibility requirements. The Staff knows that they have met the eligibility requirements. Is there any rational ground for barring them from acting as a co-proponent merely because their proof is somewhat unorthodox? We submit that absolutely no purpose would be served by rejecting their undenyable proof of ownership, the documentation for which was submitted to the Company within the time periods prescribed by the Rule.

The Company also attempts (see bottom of page 9 of its letter) to cast doubt on the veracity of the two documents originally submitted by the Dominican Sisters to the Company, namely the confirmation of the purchase of 110 shares of Safeway and the page from the October, 2007, JPMorgan statement. The confirmation carries the same account number as does the October statement. Although the October statement does not show the full name of the Dominican Sisters, the Account Name is stated to be "Dominican". Thus, we have the Dominican Sisters submitting a document entitled "Dominican" and claiming it as their own. While it is theoretically possible that the Sisters have falsely submitted the paperwork for some JP Morgan account unrelated to their own JP Morgan account, we submit that the possibility of this occurring in the real world approaches absolute zero. It would be as logical for the Dominican Sisters to claim that there is no proof that the Company itself notified it of the defect because some officious intermeddler could have stolen the Company's stationary and sent the letter. Although theoretically possible, in the real world the possibility of that occurring approaches absolute zero. When the real world likelihood of a theoretical event actually occurring is at or about absolute zero, real world decision makers would be acting irrationally if they did not ignore that theoretical possibility.

In summary, the Dominican Sisters submitted to the Company, within the requisite 14 day period, documentation sufficient to establish that they met the eligibility requirements of the Rule.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Kimberly L. Wilkinson Esq.
Margaret Weber
Sister Linda Hayes
Leslie H. Lowe
Laura Berry

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EXHIBIT A

Dow ⬇ 1.38% Nasdaq ⬇ 1.47%

Sun, Jan 27, 2008, 11:08PM ET - U.S. Markets closed.

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Safeway Inc. (SWY)

On Jan 25: **31.09** ⬇ 0.62 (1.96%)

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Start Date: Dec 1 2006 Eg. Jan 1, 2003

End Date: Jan 28 2008

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PRICES

Date	Open	High	Low	Close	Avg Vol	Adj Close*
Jan-08	34.21	34.87	30.38	31.09	4,971,100	31.09
24-Dec-07			$ 0.069 Dividend			
Dec-07	34.75	36.00	34.07	34.21	3,621,700	34.21
Nov-07	33.60	36.38	30.40	34.80	4,488,500	34.73
Oct-07	33.37	35.10	31.00	34.00	4,329,100	33.93
25-Sep-07			$ 0.069 Dividend			
Sep-07	31.73	34.25	30.25	33.11	3,512,600	33.05
Aug-07	31.79	33.60	30.10	31.73	4,187,100	31.60
Jul-07	34.23	37.14	30.87	31.87	4,672,600	31.74
27-Jun-07			$ 0.069 Dividend			
Jun-07	34.48	37.15	33.39	34.03	4,058,100	33.89
May-07	36.30	36.45	33.53	34.48	3,403,900	34.27
Apr-07	36.76	38.31	36.01	36.30	3,285,700	36.06
28-Mar-07			$ 0.058 Dividend			
Mar-07	34.27	37.67	33.15	36.64	3,172,100	36.42
Feb-07	36.01	37.24	33.72	34.53	3,684,500	34.27
Jan-07	33.90	36.24	32.86	36.03	3,992,300	35.76
27-Dec-06			$ 0.058 Dividend			
Dec-06	30.79	35.61	30.36	34.56	3,505,000	34.30

* Close price adjusted for dividends and splits.

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LATHAM&WATKINS LLP

505 Montgomery Street, Suite 2000
San Francisco, California 94111-6538
Tel: +1.415.391.0600 Fax: +1.415.395.8095
www.lw.com

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RECEIVED
2008 JAN 30 AM 10: 52
·ICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 29, 2008

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Rule 14a-8 Under the Securities Exchange Act of 1934

Re: Safeway Inc.: Withdrawal of January 7, 2008 Request to Omit Shareholder Proposal Submitted by the Adrian Dominican Sisters and the Dominican Sisters of Springfield Illinois

Ladies and Gentlemen:

On January 7, 2008 on behalf of our client, Safeway Inc. ("Safeway"), we submitted a request for a no-action letter in connection with a proposal submitted by the Adrian Dominican Sisters and the Dominican Sisters of Springfield Illinois (together, the "Proponents"). The proposal requests Safeway's board of directors to report to shareholders by December 2008 on measures taken to ensure the long-term sustainability and security of Safeway's product supply chain (the "Proposal").

On January 29, 2008, Safeway received via e-mail letters from the Proponents, dated January 29, 2008, by which the Proponents voluntarily withdrew the Proposal. Copies of the letters, in which the Proponents withdrew the Proposal, are attached as Exhibit A. Accordingly, we respectfully withdraw our January 7, 2008 request for no-action relief related to the Proposal.

If you have any questions or need any further information, please call the undersigned at (415) 391-0600.

Very truly yours,

Kimberly L. Wilkinson

Kimberly L. Wilkinson
of LATHAM & WATKINS LLP

Enclosures

cc: Ms. Margaret Weber, Adrian Dominican Sisters
Sister Linda Hayes, Dominican Sisters of Springfield Illinois
Mr. Robert Gordon, Esq.
Ms. Laura Donald, Esq.

EXHIBIT A

PROPOSAL WITHDRAWAL LETTERS

ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3521 Phone
517-266-3524 Fax
MWeber@adriandominicans.org
Portfolio Advisory Board

January 29, 2008

Laura Donald
Senior Corporate Counsel
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

Via email

Dear Ms. Donald:

The Adrian Dominican Sisters appreciate receiving the Corporate Responsibility Report. We see this as a positive step, and also as potential for even greater reporting going forward on issues of food security and sustainability.

Pursuant to Safeway's commitment to invite our input and suggestions, in the process of preparing the next—2009—CR report, including the possibility of integrating the environmental reporting into the CR report, we hereby withdraw the proposal *FOOD SUPPLY CHAIN SECURITY and SUSTAINABILITY* which we had submitted for the 2008 annual meeting. The Springfield Dominicans, co-sponsors of this proposal will also send a letter of withdrawal.

Along with the Springfield Dominican Sisters, we appreciate this opportunity for further engagement with Safeway.

Sincerely yours,

Margaret Weber

Margaret Weber
Coordinator of Corporate Responsibility
Adrian Dominican Sisters
mweber@adriandominicans.org

cc: Linda Hayes OP, Springfield Dominicans
Leslie Lowe, ICCR

Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 West Monroe Street
Springfield, Illinois 62704
(217) 787-0481 Fax (217) 787-8169

January 29, 2008

Laura Donald
Senior Corporate Counsel
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

Dear Ms. Donald:

Pursuant to receipt of a copy of Safeway's Corporate Responsibility Report, and the Company's willingness to invite our participation in the drafting of the 2009 report, I hereby withdraw our shareholder proposal entitled *FOOD SUPPLY CHAIN SECURITY and SUSTAINABILITY.*

I echo Margaret Weber's statement in saying that we look forward to working with Safeway.

Sincerely,

S. Linda Hayes, OP

Sister Linda Hayes, OP
Dominican Sisters of Springfield, IL

cc: Margaret Weber, Adrian Dominican Sisters
Leslie Lowe, ICCR

END